UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 09, 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ 40-F ☐

Company Information Update,

Visionary Holdings Inc., a public Company, trading on the NASDAQ Exchange symbol:” GV”

Hereby informs its Shareholders and the Public with the following information:

Attention: All Employees, Partner, and Clients:

Due to a recent malicious cyberattack, the company’s original official website, www.visiongroupca.com, and corporate email domain @farvision.ca were hacked, resulting in a complete system failure, significant data system failure, and significant security risks. To ensure the normal operation of our business and the safety of information, the company has decided as follows:

Effective immediately, the original website and email domain are officially deactivated, and will no longer serve as official communication channels for the company.

The NEW Official information is as follows:

1.	Official Website: www.visionary.holdings

2.	Corporate Email Domain: @visionary.holdings

We kindly ask all concerned parties to promptly update your contact information and re-verify cooperation details via the new website. We sincerely apologize for any inconvenience this may cause, and thank you for you understanding and support!

Going forward the newly appointed Board of Directors of Visionary Holdings Inc., will always adhere to the principle of operating with integrity. We will approach information disclosure with a rigorous attitude, continuously improve the corporate governance and internal control systems, and earnestly protect the rights and interests of Investors and Partners. Once again, we deeply apologize for the inconvenience and thank you all for your understanding and support.

If you have any questions, please contact:

IT Support Department:

support@visionary.holdings

Visionary Holdings Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

By:	/s/ Fan Zhou
Name:	Fan Zhou
Title:	Chief Executive Officer

Date: April 9, 2025

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